FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                                  BIOLABS, INC.
                 (Name of Small Business Issuer in its charter)

       NEW YORK
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

             1A-3033 KING GEORGE HIGHWAY, SURREY B.C. CANADA V4P 1B8
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(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number:    (604)542-0820
                              -------------

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered              Name of each exchange
                                                     on which each class is
                                                     to be registered

 Common Stock, Par Value $0.0001
--------------------------------------------------------------------------------

Securities to be registered under Section 12(g) of the Act:
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

                                     PART I

Item 1.  Description of Business.
         ------------------------

BioLabs, Inc. a New York corporation, having its principal place of business in Surrey, British Columbia, Canada (herein, the "Company" or "BioLabs"), is a development stage company formed to manufacture and market certain cancer therapy tests developed by others.

The Company entered into a joint venture agreement dated as of November 4, 1998 with an unrelated entity, Biotherapies Incorporated ("Biotherapies") to develop and commercialize a Mammastatin Serum Assay Test (the "MSA Test"). The joint venture operates as a Michigan Limited Liability corporation ("LLC"). The name of such entity is Biomedical Diagnostics, LLC, and is herein referred to as the "LLC" or "JV". See BUSINESS - ABiotherapies Background.@

Subject to the Federal Drug Administration (AFDA@) approval process, (see BUSINESS - "FDA Approval Process") management expects the JV to be able to promptly commence the design and development of anti-bodies for use in commercial applications of the MSA Test. The Company also owns a six (6%) percent minority interest in Biotherapies. Full clinical trials for Mammastatin at the MP Anderson Cancer Center in Houston, TX have commenced. In addition, the JV is making necessary arrangements to provide a large data base required for the MSA Test. However, revenues are not expected to be realized at any time in the foreseeable future.

Under the terms of the LLC Operating Agreement, the Company has agreed to make U.S. $1,500,000 of capital contributions to the JV, of which $500,000 has been paid to date and $1,000,000 is due and payable on August 9, 1999. In addition, $1,000,000 has been paid directly to Biotherapies in connection with the ongoing development of products using the Mammastatin technology. In addition, the Company is required to undertake certain responsibilities and incur certain expenses for Biotherapies.

Finally, the Company is obligated to pay U.S. $2,500,000 (all amounts are set forth in U.S. funds) to Biotherapies for exclusive on-going product development when the LLC completes clinical trials and obtains necessary regulatory approvals for the manufacturing and marketing of some form of the MSA test in the United States. $500,000 of such amount is due on August 9, 1999; $1,000,000 is due within 60 days of completion of diagnostic clinical trials; and the final $1,000,000 of which is due 30 days after the JV has achieved $100,000 in gross revenue, derived from any sale or license of the Mammastatin Serum Assay and subsequent to the completion of the diagnostic clinical trials for some form of the Mammastatin Serum Assay in the United States. Within fourteen (14) days after the LLC obtains the regulatory approvals, the Company is required to issue Biotherapies 5% of the Company's total outstanding shares of all classes on a fully diluted basis. The Company also intends to negotiate other commercial relationships relating to cancer therapy treatments and other biotechnology projects. There is no assurance that any such relationships will be established or, if established, that any such transactions or relationships will be profitable or effective for the Company. See BUSINESS - "Risk Factors".

The Company has no revenue from operations, is in a start-up phase with its existing assets and has no significant assets, tangible or intangible, other than the opportunities for the JV disclosed herein. The Company continues to have significant obligations with respect to the JV and Biotherapies. In order to complete its obligations, the Company requires additional financing. The Company expects to need to place additional securities with investors in registered offerings or exempt transactions in order to raise the capital required for its activities until such time as the JV and the Company can generate revenues from operations. None of the Company's current officers are employed directly by the Company. Although engaged substantially full-time for the Company, in accordance with Canadian practice, they are employed by the Company through a personal services holding company. (See Item 6: AExecutive Compensation@).


Biotherapies-Background

Biotherapies was founded in 1994 by Dr. Paul Ervin Jr. Dr. Ervin is currently a director of the Company. With the commencement of the full clinical trials for Mammastatin at the MD Anderson Cancer Center in Houston, Texas combined with the rapidly increasing work load associated with the completion of the LLC lab in Ann Arbor, Michigan to begin processing the large data base for the MSA for Biomedical Diagnostics. Dr. Ervin has advised the Company that he does not intend to stand for re-election at the Company's 1999 Annual General Meeting, but will instead accept a senior position on the Scientific Advisory Board for BioLabs.

     Dr. Ervin had previously discovered the Mammastatin protein in 1987 at the University of Michigan Cancer Center (now known as the Karamasoff Cancer Center in Detroit, Michigan). Dr. Ervin observed that under certain laboratory conditions that Mammastatin decreased the growth rate of breast cancer cells.

During his Ph.D. training from 1987 to 1994, Dr. Ervin continued his research which resulted in the issuance of a patent to the University of Michigan in 1990, entitled Mammastatin Biochemical Characteristics. Dr. Ervin ultimately discovered that Mammastatin is a naturally occurring human protein that has been identified in laboratory media conditions by the growth of normal mammary epithelial cells in culture. Further, that Mammastatin can be identified in female blood serum and Mammastatin levels vary in the serum of healthy women during menstrual cycles. Additionally, preliminary research indicated that Mammastatin is a growth inhibitory protein that may be a normal regulator of breast cell growth which does not affect the growth of other cells. Mamma stein requires the addition of a phosphate group to be active. Cancer cells have an excess of the enzyme that removes the phosphate group. Mammastatin is not active and levels are low in over 90% of breast cancer samples analyzed; while it is active in all of the normal breast cells analyzed.

A gene for Mammastatin has been isolated and identified. Dr. Ervin has been successful in cloning the gene and is now preparing for synthetic production for further research. In 1997, Biotherapies was given permission to administer natural Mammastatin to Stage IV breast cancer patients on a compassionate basis. The protein was approximately 70% effective in either stopping or eradicating the cancer. There is no assurance that those results will be replicated in future necessary tests.

In conjunction with Biotherapies research on Mammastatin, Biotherapies developed a quantitative assay for measuring Mammastatin in blood serum, known as the MSA test. The assay in all its forms is believed by management to be a viable system for measuring the quantity of Mammastatin protein in a liquid, and thereby a reliable indicator of the potential presence or likely absence of breast cancer cells.

The JV has been formed to commercialize the MSA test, subject to the FDA approval process. The JV envisions development of a AKit@ which would allow antibody based detection of the Mammastatin protein. Components of the Kit may include, in additional to antibodies and protein, substrates to develop color from the serum assay, membrane to immobilize serum proteins, an apparatus to perform the blot, a scanner to read the blot, and a software program and computer to interpret the blot. Neither the MSA Test nor its component parts or the exact procedure to be followed has been finalized.


Biotherapies- Contributions to the LLC/LLC Governance
-----------------------------------------------------

Under the terms of the Operating Agreement, Biotherapies' contribution to the JV is an exclusive, non-assignable, non-sub-licensable, royalty free world-wide sub-license to use all of Biotherapies' rights under the License Agreement with the University of Michigan, for the development, manufacturing, marketing and sale of the MSA test. The LLC will own all improvements developed by the LLC, including modifications and enhancements as well as any new product or material which performs substantially the same function as the MSA test, but does so through a different method or process.

So long as the JV remains in effect, the Company will be notified of any opportunities for the development or commercialization of any other diagnostic or screening test developed by Biotherapies with the intent to establish a similar arrangement or alliance. The JV is managed by four committee members, two of whom were appointed by the Company and two appointed by Biotherapies. Each member has one vote. The committee has the power and authority to make all of the ordinary and usual decisions concerning the business of the JV, including the hiring of key officers. Tie votes are resolved by the President of Biotherapies, currently, Mr. Tom Trimmer.

The JV Management Committee must refer the sale or hypothecation of all or substantially all of the assets of the JV, capital expenditures or major commitments in excess of $250,000, non-arms-length transaction or issuance of any additional JV interests directly to the JV partners. As currently constituted, any such transaction requires the Company's consent.

The JV Agreement has no fixed term for expiry and both the Company and Biotherapies can engage in competing technologies or business to the MSA test. Either member of the JV may sell or encumber all or part of its interest in the JV to another party by first granting the non-selling member a 30 day right of first refusal.


Additional Capital Requirements of the JV
-----------------------------------------

In the event that additional capital is required by the JV, each member of the JV is obligated to fund its 50% portion of the total shortfall. Should either member of the JV fail to fund the shortfall within 60 days of the due date, the other member has the option to fund the shortfall and correspondingly dilute the non-funding member's ownership interest in the JV. The Company currently has no way of raising its portion of the JV capital otherwise than through the sale of securities by future private placements or registered public offering transactions. The Company is registering its Common Stock under the Exchange Act in order to facilitate the possibility of such future offerings.

Subject to income tax regulations, and generally accepted accounting principles and practices, the JV intends to allocate JV profits or losses for each fiscal year in a manner that would cause each member's adjusted capital account balance at the end of the year to equal the amount that would be distributed to the members under a hypothetical liquidation of the JV. In determining hypothetical liquidation values, it would be presumed that all of the JV's assets would be sold at fair market value net of liabilities.

It is intended that the JV will distribute operating cash flow, if any, each calendar quarter. Operating cash flow is the gross cash proceeds generated by the JV's operations less expenses, working capital, interest and principal payments on JV debt, capital asset purchases and contingencies, all as determined by the committee. Operating cash flow will also include a deduction for a 4% royalty payment on sales payable under the head licensing agreement between Biotherapies and the University of Michigan. Operating cash will not include a deduction for depreciation and amortization of capital equipment.


The FDA Approval Process
------------------------

The FDA approval process is being managed by Biotherapies, which has retained a team of expert regulatory and legal advisors. In 1997, the FDA accepted the Mammastatin proof of concept studies and approved the therapeutic product under the AFast Track@ program, under which new products of life threatening diseases can be approved in less than two years. The proof of concept study involved a sample of 1000 blood samples and correlated low Mammastatin levels with the incidence of breast cancer.

In 1998, Biotherapies received approval from the FDA to commence Phase I and II clinical trials at the University of Texas, MD Anderson Cancer Center in Houston, Texas. The trial protocols were completed in early 1999 and the program was started in May, 1999. Phase I and II clinical trials will utilize naturally produced Mammastatin and are likely be completed in mid-2000. If Phase I and II are successful, Biotherapies will still have to complete one or more Phase III trials prior to obtaining FDA approval to commercially launch the product. Phase III trials will involve the use of recombinant or synthetic Mammastatin because of the limited production capability of natural Mammastatin. Phase III testing will primarily focus on long term safety and efficacy and may take several years.

In the United States, commercialization and sale of either therapeutic products or diagnostic/screening tests are subject to review and authorization procedures by the FDA. Generally, any proposed drug or medical device must pass each phase of a multi phase process, designed to prove safety, efficacy and effectiveness over a sufficient sample. Regulatory authorities have a broad discretion when granting or denying approvals. There is no assurance that the MSA Test will be sanctioned for use. The FDA could impose additional product testing on the therapeutic, and in the case of the MSA test, may require additional testing.

The MSA screening test will likely be subject to a less stringent trial process because it is not an in-vitro therapeutic, but rather a blood test. The Company anticipates that the duration of the test period will be approximately 6-9 months. The JV is currently in the process of reviewing the requirements governing the test under a 510K application or a PMA application with FDA. Under a 510K, the FDA would, if accepted, sanction the use of the test and approve limitations on the wording and terms of use of the product. A PMA application, if required, may necessitate more stringent testing in a controlled clinical environment. Biotherapies, on behalf of the JV, has identified the Toronto General Hospital Cancer Centre to conduct a 1000 sample range test and a subsequent correlation test utilizing a similar sample size.

The sample range text will consist of 500 healthy women and 500 breast cancer patients to determine normal Mammastatin ranges. Histories will be available for each patient. Measurement of Mammastatin levels will be made, and a determination as to whether the levels correspond with the patient history. The correlation test will consist of 1000 blood samples absent of patient history. The purpose of the correlation test is to seek to identify from blood samples only those patients who have tumors or breast cancer. The sample range and correlation tests are designed to prove the efficacy of the MSA screening test as a measurement and diagnostic tool.

The international jurisdictions in which Biotherapies and the JV intend to market their products have similar legislation and regulations governing the sale of the therapeutic products and cancer screening tests. Any failure to comply with these provisions could result in immediate cessation of sales and distribution activities.

Laws and regulations of the United States and other jurisdictions are subject to change. There can be no assurance that any such change would not adversely affect the JV, and the JV's proposed business. The failure of the Company to comply with such laws and regulations could have an adverse impact on the operations of the Company.


Industry Overview
-----------------

Despite a multiplicity of new drugs and advanced technologies, cancer remains one of the major causes of death in developed countries. For 1998, the American Cancer Society estimated new breast cancer incidence alone at 180,300 with 43,900 related deaths in the USA. Breast cancer is a leading cause of cancer mortality among women in the USA and the developed world. While the rate of incidence increase is greatest in women under age 50, most cases occur after age 50.

Breast cancer, like other cancers, is a disease of abnormal cell growth. Typically, the cells which line the milk producing ducts in the breast are the cells that become cancerous. These cells undergo a controlled cycle of growth and death during each menstrual cycle. The growth of these cells is thought to be stimulated by the action of steroid hormones such as estrogen and progesterone. Abnormal growth causes a dense accumulation of cells in a small area, which is the early formation of a tumor and quite possibly breast cancer. This abnormal growth or mutation, that ultimately leads to breast cancer, can be passed in a hereditary manner (believed to be approximately 10% of all cases) or may be caused by mutating environmental agents. Environmental agents that are thought to cause mutation include radiation, synthetic chemicals, pesticides and diets which generate a large amount of activated chemicals. Cancer incidence rates also increase dramatically with age. The aging population is associated with increasing health care expenditure for cancer diagnosis and management in the USA and worldwide.

In most cancer cases, the disease is first diagnosed via patient complaint, or discomfort, or the detection of lumps in abnormal tumor development. In the opinion of management, most experts appear to agree that early diagnosis is a critical factor in improving the efficacy of treatment and survival. Further, the increase in cancer survivors has greatly elevated the demand for monitoring and treatment protocols post-disease detection and treatment.

           Testing for Cancer. In the past, cancer was primarily diagnosed via tissue biopsy, sample culture or x-ray, or mammography. Recent advances permit cancer detection through the identification of specific markers or screens in the body fluids of patients. Tumor markers or screening tests are defined as either substances or antibodies that can be measured quantitatively to detect the presence of a cancer. Such tests can also establish the extent of tumor growth before treatment, to predict prognosis, and to monitor therapeutic response.

The tumor marker and screening test industry has grown significantly over the past several years due to increased awareness of the benefits of early detection, and the FDA's reclassification of tumor marker tests as Class II devices, in September, 1996. The reclassification allows manufacturers to submit pre-market notification 510(K) to the FDA. The US market for immunoassay tumor marker and screening tests is believed to have been in excess of $200 million in 1998 for existing products, and is expected to continue to grow significantly. Current penetration rates in other developed countries are lower but are also expected to grow at similar, if not better, rates with increased awareness.

The Company believes that the MSA screening test will be functionally similar to the existing PSA test for prostrate cancer, in that it is an immunoassay test, utilizing blood serum, that screens for levels of a key growth inhibiting protein. According to a recent Frost & Sullivan report, PSA product revenues are growing at a minimum rate of 30% compounded annual growth, as used for both cancer screening and evaluating treatment progress. The PSA test is still in a developing market phase. The Company believes that the MSA test can achieve similar rapid initial penetration and similar or better growth rates than the PSA test for prostrate cancer, based upon the fact that breast cancer is a significantly more debilitating disease and effects a wider population base.


Competition
-----------

Competition to the Biotherapies proposed therapeutic product consists of more conventional treatments such as surgery, chemotherapy and radiation. In addition, several other non-invasive therapeutics also exist, which are manufactured and marketed by large multinational pharmaceutical companies. The industry is dominated by four large competitors with Abbot Laboratories having the major share (approximately 53%). The large companies are able to offer a wide variety of tests for different cancers, and offer instrumentation giveaways and other commercial incentives in exchange for test sales which the Company, as presently structured, would be unable to provide. Such industry leaders also have substantially greater resources, including capital and manpower, than the Company.

Additional competition through better or improved products may arise while Biotherapies completes its clinical trials. While the Company believes that Biotherapies' Mammastatin therapeutic has the potential to prove to be superior to other treatments currently in existence, there is no assurance thereof, or that the product will not face severe competition from existing products and procedures or other products and procedures developed in the future, which could significantly impact the Company's performance. The reclassification of tests by the FDA has resulted in a significant expansion in the number of new products submitted to the FDA for clearance.

Competition in the tumor marker and screening test immunoassay market is dependent primarily upon efficacy including, sensitivity of the test to a particular cancer type (i.e. the number of false readings).

Currently, management is not aware of any direct competition to the proposed MSA immunoassay screening test, but there can be no assurance that such competition will not develop in the near future.


Intellectual Property
---------------------

The Mammastatin technology, including the MSA test is, in the opinion of management, protected by two existing patents granted pursuant to Dr. Ervin's work to the University of Michigan in 1989 and two patent applications filed in 1997 and 1998. All patent applications have been assigned to the University of Michigan according to the terms of the licensing agreement for the Mammastatin technology between Biotherapies and the University of Michigan. Biotherapies manages the patent process. Both Biotherapies and the JV intend to patent all novel extensions of the existing technology.

There can be no assurance that the patent applications will ultimately be granted or that the patents will fully protect Biotherapies, the Company, or the JV from other competition. Both Biotherapies and the JV will have to incur considerable costs in the future to obtain patent protection in other countries, if any protection can be obtained at all.


History and Organization
------------------------

The Company is a New York corporation which was incorporated on September 19, 1994, under the name Flexx Realm Inc. The name was changed to BioLabs, Inc. on August 14, 1998. The Company began focusing on the biotechnology industry in 1998. In November, 1998, the Company entered into the JV with Biotherapies.


Potential Expansion of Business
-------------------------------

The Company is continually evaluating opportunities in the biotechnology industry. The Company anticipates that over the next several years it will attempt to either acquire access to related or unrelated products and procedures for cancer therapy and other biotechnology ventures. In doing so, the Company may be able to diversify its revenue and asset base. The Company may seek to acquire the rights to other technologies through future licensing, joint venture or acquisition activities. There can be no assurance, however, that it will do so, or that any such efforts will be successful.

Employees
---------

The Company is in the start-up phase of its operations, none of the Company's principal officers are employed directly by the Company. As of August, 1999, the Company had one full time employee, employed in administration.


Cautionary Statements Regarding Forward Looking Statements.
-----------------------------------------------------------

Statements in this Registration Statement on Form 10-SB under the captions ADescription of Business@, AManagement's Discussion and Analysis or Plan of Operations@ and elsewhere in this Form 10-SB, as well as statements made in press releases or oral statements that may be made by the Company, or by officers, directors or employees of the Company acting on the Company's behalf, that are not statements of historical fact, constitute Aforward looking statements@ within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors, including those described in this Form 10-SB under the caption ARisk Factors@, that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms Aanticipates@, Abelieves@, Abelief@, Aexpects@, Aplans@, Apotential@, Alikely@, Aintends@, to be uncertain and forward looking. All cautionary statements made in this Form 10-SB should be read as being applicable to all related forward looking statements wherever they appear. Investors should consider the following risk factors as well as the risks elsewhere described in this Form 10-SB.


RISK FACTORS

Lack of Prior Operations and Experience. The Company has no revenue from operations, is in a start-up phase with its existing assets and has no significant assets, tangible or intangible, other than the opportunities for the JV disclosed herein. There can be no assurance that the Company will generate revenues in the future. There is no assurance that the Company will be able to operate profitably in the future, if at all.

Need for Additional Financing. The Company continues to have significant obligations with respect to the JV and Biotherapies. In order to complete its obligations, the Company requires additional financing. Further, the JV may require additional operating capital by the year 2000, for which the Company and Biotherapies are required to contribute equally. There can be no assurance that the Company will obtain additional financing for and the JV's current and future operations or capital needs on favorable terms, if at all. If the Company defaults with respect to capital calls for the JV, its interest therein may be substantially diluted.

Uncertain Market/Government Regulations. Biotherapies' therapeutic product requires FDA approval in the USA and will likely undergo a series of long term clinical trials. The product will have to likely go through similar testing in foreign jurisdictions. The MSA test is also subject to successful completion of limited trials in the USA and requires standardization with respect to methods of use and packaging, subject to FDA approval. There can be no assurance that the tests and trials will ultimately be successful or that the product can be commercialized in its current form, or approved for use, in either the USA or any other foreign jurisdiction.

Dependence on One Product. The size of the Company makes it unlikely that the Company will be able to commit its funds to the acquisition of any other business opportunities, until and unless it has first succeeded in some way with the MSA test, to which there is no assurance.

Reliance in Biotherapies. As currently structured, the Company's potential for future success is completely dependent upon the JV, Biotherapies and Dr. Paul Ervin. No officer or director has any long term employment agreement. There can be no assurance that Dr. Ervin or the Company's other directors will remain associated with the Company.

Competition. Even if the MSA test can be successfully developed, and approved by the FDA, and marketed, the Company is likely to face intense competition from very large, well established firms in the medical and biotechnology industries. These entities typically have significantly more resources and well established track records. Many of these competitors are in a better position to attract clientele. The Company, Biotherapies and the JV will likely have to form alliances or further joint ventures in order to successfully penetrate the marketplace. There can be no assurance that a competitor will not develop similar or superior products nor that the Company will be successful in competing in the marketplace.

Other Interests of Management. The officers and directors, including Dr. Ervin, have other interests to which they may devote time and each may continue to do so, notwithstanding the fact that additional management time may be necessary to conduct the business of the Company.

History of Losses. The Company has incurred net losses of $1,007,958 and $191,118 for the fiscal years ended December 31, 1998 and 1997 respectively. There can be no assurance that the Company will operate profitably in the near future or at all.

Negative Net Worth. The Company had a negative net worth of $415,622 and $393,896 as at December 31, 1998 and 1997 respectively. There is no assurance that the Company will be able to attract the capital it needs for its current business opportunities given that negative Net Worth.

Negative Cash Flow. The Company has no current income or likely source of current income in the immediate future. Management and consulting fees, including legal and accounting fees, are currently costing the Company in excess of Seventy Thousand ($70,000) Dollars monthly. The Company will be required to place additional securities in new financings to make up for such negative cash flow. Such transactions may have a negative or depressing effect on the trading policies for the Company's publicly-traded securities.

No Likelihood of Dividends. The Company has never paid any cash or other dividend on either its Common or Preferred Stock. At present, the Company does not anticipate paying dividends in the foreseeable future and intends to devote any earnings to the development of the Company's businesses. Investors who anticipate the need for income from their investment should refrain from purchasing the Company's Stock.

Lack of Listing. The Company's securities are traded on the NASD Bulletin Board. Continuation of such trading will be dependent, in part, on the Company's ability to timely file required reports under the Securities Exchange Act of 1934 in the future. The Bulletin Board is not a national securities exchange. The Bulletin Board does not provide holders of the Company's securities with the liquidity which would or could be available, if the Company's common stock were listed on a national securities exchange, or the NASDAQ electronic market.

Indemnification and Exclusion of Liability of Directors and Officers. So far as permitted by law, the Company's Certificate of Incorporation and By-Laws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. As a result of such provisions, stockholders may be unable to recover damages against the directors and officers of the Company for actions taken by them which constitute negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing directors, officers, employees and agents of the Company for breaches of their duty of care, even though such action, if successful, might otherwise benefit the Company and its stockholders.

Item 2.  Management's Discussion and Analysis of Plan of Operation.
-------  ----------------------------------------------------------

The Company is in a start-up phase with respect to its assets and operations. On November 11, 1998, the Company entered into the joint venture with Biotherapies. Description of Business@. Management believes that revenues will not be generated by the joint venture prior to the year 2000, if then. Accordingly, the financial results of the last two fiscal years are not indicative of future years, if and when the joint venture begins to produce revenues.


Year Ended December 31, 1998 compared to Year Ended December 31, 1997
---------------------------------------------------------------------

Results for the fiscal year ended December 31, 1998 (AFY 98") reflect a loss of $1,077,958 compared to a loss for the fiscal year ended December 31, 1997 (AFY 97") of $191,118. The greater loss incurred in FY 98 was primarily attributable to costs associated with the Company's start-up and organization activities related to the raising of capital to proceed with its investment in Biotherapies and the joint venture. Similar costs and activities are being incurred and undertaken in the current year.

General and administrative expenses for FY 98 were $1,080,811 compared to $191,118 for FY 97. The major general and administrative expenses for the Company were legal and accounting fees, management and consulting fees, and travel expenses. Legal and accounting expenses increased by $89,176 in connection with the Company's 504 offering, and the Biotherapies agreements. Listing and share transfer fees increased from a nil amount to $37,802 as the Company prepared for its listing on the bulletin board in February, 1999. Management and consulting fees increased by $625,656 from $112,176 for FY 97 to $737,832 for FY 98. The increase was primarily due to the Company's use of external consultants to investigate, evaluate, negotiate and finance the agreements with Biotherapies. Travel expenses also increased from $35,017 in FY 97 to $149,671 in FY 98, also related to the Company's activities associated with the completion of the joint venture with Biotherapies, and its capital raising and related activities.

Liquidity and Capital Resources. As of December 31, 1998, the Company had cash of $82,153 compared to $402 as of December 31, 1997. On December 31, 1998, the Company had a net working capital deficit of $1,346,248. However, $414,000 of this deficiency are preferred stock subscriptions (i.e. amounts received for Class A preferred stock where the shares were issued subsequent to December 31,
1998) and $872,500 is accrued liabilities which were converted to common stock equity in 1999. Accordingly, in the opinion of management such liabilities do not adversely impact cash flow. Without such liabilities, the net working capital deficit as of December 31, 1998 was $59,748. On December 31, 1997, the net working capital deficit was $393,896. Equity raised through the 504 offering increased net worth by approximately $847,000 after all expenses associated with the offering.

To date, the Company's cash requirements have exceeded cash flow. The Company has satisfied its capital needs primarily through debt and equity financing.

The Company's outstanding indebtedness as of December 31, 1998 was $40,132, represented by promissory notes payable to two companies controlled by officers and directors of the Company. The notes are payable 30 days after demand, bear interest at prime plus 4%, and are convertible into shares of the Company at $.25 per share. The notes are secured by a security interest in and to all assets and book accounts of the Company. Subsequent to December 31, 1998, the Company's indebtedness has not changed.

The Company has material capital commitments under its JV with Biotherapies. The Company is unable to satisfy such needs without additional capital raising activities, which are contemplated and being planned.

Year 2000. The Company believes that all of its computer systems are Year 2000 compliant. The operating systems employed by the Company include Windows 98 and DOS, all of which are compliant. The ACCPAC accounting software is also compliant. The Company does not believe that computer systems failures attributable to Y2K will have any meaningful effect on the Company's operations.

Item 3.  Description of Property.
-------  ------------------------

The Company maintains its executive offices in approximately 2000 square feet of space in Surrey, British Columbia, Canada, pursuant to a lease expiring on November 30, 2001. The Company has an option to renew the lease for an additional three years. Monthly lease payments are approximately Two Thousand Three Hundred ($2,300.00) Dollars per month.


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
Item 4. Security Ownership of Certain Beneficial Owners and Management.
-----------------------------------------------------------------------

The following table sets forth information known to the Company, as of August 2, 1999, regarding the beneficial ownership of the Company's voting securities by
(i) each of the Company's directors and executive officers, and (ii) all directors and executive officers of the Company as a group.

Except as indicated below, management is not aware of any individual or entity that owns 5% or more of the voting stock of the Company, unless otherwise indicated, each of the stockholders listed in the table below has sole voting and dispositive power with respect to shares beneficially owned by such stockholder.

      Name of                 Common             Percent      Percent of Voting
 Beneficial Owner(1)           Shares            of Class        Ownership( 2)
 -------------------           ------            --------        -------------
E. Greg McCartney .......      350,000              4.3%             3.7%

Lawrence J. Pasemko .....      350,000              4.3%             3.7%

Albert Klychak ..........      210,000              2.6%             2.2%

Dr. Ian B. Woods ........      300,000              3.7%             3.2%

All Directors and
Officers as a Group .....    1,210,000(3)          14.9%            12.8%

Lutz Family Trust .......      310,000(4)           3.8%             6.6%

----------------------------
(1) The address for each of Messrs. McCartney, Pasemko, Klychak, and Woods is c/o BioLabs, Inc., Suite #1A, 3033 King George Highway, Surrey, BC, Canada, V4P 1B8.

(2) The percentage shown reflects voting ownership after taking into account the existing Class A Preferred Stock. None of the officers or directors owns any of the Class A Preferred Stock.

(3) Excludes 410,000 vested options to purchase Common Shares held by such officers and directors.

(4)The Trust also owns 310,000 shares of the Company's Convertible Preferred Stock, Class A.

Item 5. Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

The directors and executive officers of the Company are as follows:

Name                        Age                         Position
----                        ---                         --------

E. Greg McCartney           48           President, Chief Executive Officer and
                                         Chairman of the Board of Directors

Lawrence J. Pasemko         62           Chief Financial Officer, Secretary and
                                         Director

Albert Klychak              41           Vice President, Corporate Relations and
                                         Director

Dr. Ian B. Woods            55           Vice President, Operations and Director

Dr. Paul R. Ervin Jr.       40           Director, Founder and Chairman of
                                         Biotherapies Incorporated

Carol Patterson Neves       66           Director


E. Greg McCartney. Mr. McCartney has been the Company's President and Chief Executive Officer since 1995. In addition, he serves as Chairman of the Board for White Diamond Spirits Inc., an American distilled spirits importing company. From 1992 to 1995, Mr. McCartney was Vice President of Corporate Development at Advanced Gaming Technology Corp., a public company distributing and manufacturing electronic gaming equipment. Prior to 1992, Mr. McCartney was a founding partner in a number of private enterprises involved in the electronics industry, real estate and the automotive distribution business.

Lawrence J. Pasemko. Mr. Pasemko has been the Company's Chief Financial Officer and Secretary Treasurer since 1995. From 1992 to 1995, Mr. Pasemko was the CFO for Advanced Gaming Technology Corp., a public company which manufactured and distributed electronic gaming equipment. Prior to his employment with Advanced Gaming, Mr. Pasemko was president of Supercart Pacific Wholesale (Canada) Inc., a private distribution business with operations throughout the Pacific Northwest and was President and General Manager of two Chrysler automobile dealerships located in British Columbia.

Dr. Ian B. Woods. Dr. Woods has been the Company's Vice President, Operations since February 1998. Dr. Woods is the senior founding partner of the Burke Mountain Medical Centre in Port Coquitlam, British Columbia, where he has conducted a general medical practice since 1977. He received his Ph.D. in Physics and his M.D. from the University of British Columbia. He completed his internship at the Royal Columbian Hospital. He has served on numerous medical advisory committees, is a director of ETC Industries Ltd. and President and director of Chill Tech Industries Inc.

Albert Klychak. Mr. Klychak has been the Company's Vice President, Corporate Relations since 1995 and is primarily responsible for investor relations. From 1993 to 1996, Mr. Klychak was the President and Director of Quinchak Enterprises Limited, a private company providing financing and investor relations services and management services for a private equity fund. From 1986 to 1993, he managed a private equity portfolio as an independent consultant.

Dr. Paul R. Ervin Jr. Dr. Ervin is the founder and chairman of Biotherapies, Incorporated, a privately held biotechnology company specializing in the development of cancer diagnostics and therapeutics. Dr. Ervin is also the founder and managing director of the Mammastatin Research Institute, and is a former scientist at the University of Michigan Cancer Research Center. Dr. Ervin is the principal scientist who discovered Mammastatin and has conducted over 10 years of laboratory and pre-clinical tests on Mammastatin. Dr. Ervin received his Bachelor of Science Degree from Eastern Michigan University and his Ph.D. in Cellular and Molecular Biology from the University of Michigan. Dr. Ervin was first elected to the Board on November 5, 1998, by the Board of Directors.

Carol Patterson Neves. Ms. Neves was employed with Merrill Lynch, Pierce, Fenner & Smith for approximately 40 years prior to her retirement in 1996. From 1986 to 1996, Ms. Neves was the First Vice President/Senior Research Analyst:
Diversified Companies. Ms. Neves received her B.A. in Economics from Trinity College, her graduate certificate from Harvard Business School and her MBA from New York University. Ms. Neves was first elected to the Board on March 1, 1999, by the Board of Directors.

Each director holds office until the Company's annual meeting of stockholders and until his successor is duly elected and qualified. Officers are elected by the Board of Directors and hold office at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company. All of the directors, other than Dr. Ervin and Ms. Neves were re-elected at a meeting of the stockholders held on July 31, 1998. Dr. Ervin and Ms. Neves were subsequently selected by the Board. Dr. Ervin has advised the Board of his intention not to stand for re-election, due to excessive time demands, but will instead accept a senior position on the Scientific Advisory Board for BioLabs.

Item 6.    Executive Compensation.
----------------------------------

The Company is in the start-up phase of its business and operations and currently generates no revenues. None of the Company's principal officers are employed directly by the Company. However, Messrs. McCartney, Pasemko and
Klychak, through their respective holding companies, are parties to an employment agreement dated September 1, 1998, between Tynehead Capital Corp. and the Company.

During the year ended December 31, 1998, fees aggregating $173,200 was paid or was payable to Tynehead Capital Corp. in connection with management and administrative services provided by such executive officers and their respective holding corporations. The amount was divided equally among the three officers excepting automobile expenses, which were based on actual expenses incurred. Dr. Woods was not paid for his services in 1998.

The monthly management fee is subject to an annual review by the Board of Directors of the Company. The Company may also pay to Tynehead Capital Corp. an annual incentive management fee, to be determined by the Board of Directors, taking into account the financial performance of the Company and other such factors deemed relevant.

The agreement provides that Messrs. McCartney, Pasemko and Klychak will not compete with the Company for a period of one year subsequent to termination. The enforcement of such non-complete clauses may be subject to challenge as against public policy.

Director Compensation Directors not otherwise employed by the Company did not receive cash compensation for serving on the Board of Directors during the fiscal year ended December 31, 1998. However, directors received stock options. See below.

Option and Award Plan On July 31, 1998, the stockholders approved the 1998 Stock Option Plan adopted by the Board of Directors of the Company. The plan provides for the grant of incentive stock options for up to 650,000 shares of Common Stock to those employees, officers, directors or consultants eligible under the Plan to receive stock options.

The Plan is administered by the Board of Directors or a committee thereof, which determines, among other things, those individuals who receive options, the time period during which the options may be partially or fully exercised, the terms of any restrictions, the number of shares of Common Stock issuable upon the exercise of each option, the exercise price and the expiration date, which date will not exceed ten years from the date of grant of the Option.

The exercise price per share of Common Stock subject to an incentive option may not be less than the fair market value per share of Common Stock on the date the option is granted, as determined by a formula contained in a standard stock option agreement. The maximum grant to any individual cannot exceed 5% of the total issued and outstanding Common Stock of the Company as of the date of the grant of the option.

No stock option may be transferred by a plan participant other than by will, or the laws of descent and distribution, and during the lifetime of the plan participant, the option can be only exercised by the plan participant. In the event of termination by death, retirement or the date a consultant ceases to be a consultant by termination of the contract in accordance with its terms, or ceases to be a director, the plan participant shall be entitled to exercise the option within ninety days of the termination date. Options expire immediately in all other instances. The plan administrator may amend the rules with respect to termination in special circumstances.

Options issued under the Plan must be exercised within ten years from the date the option is granted. All options granted under the Plan provide for the payment of the exercise price in cash or bank draft provided the plan participant delivers notice of intent to exercise speaking the number of options to be exercised.

In the event of a merger, amalgamation or other corporate arrangement, including but not limited to takeover, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under this plan will be treated, including the acceleration of time for the exercise of such rights.

Any unexercised options that expire or that terminate upon a participant ceasing to be employed by the Company become available again for issuance under the Plan.

As of August 2, 1999, the following options to purchase Common Stock have been granted to officers, directors and employees of the Company:


    Name                            Options Held         Exercise Price
    ----                            ------------         --------------
E. Greg McCartney                       90,000                 $1.00
Lawrence J. Pasemko                     90,000                 $1.00
Albert Klychak                          90,000                 $1.00
Dr. Ian B. Woods                        90,000                 $1.00
Dr. Paul R. Ervin Jr.                   50,000                 $1.00
Other Employees                          5,000                 $1.00



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
Item 7.   Certain Relationships and Related Transactions
--------------------------------------------------------

On May 4, 1997, shares of Common Stock of the Company were issued to officers and directors noted below as a settlement of outstanding debts and accounts payable of $17,400.

                                          Shares of Common Stock

                  E. Greg McCartney                   150,000
                  Lawrence J. Pasemko                 135,000
                  Albert Klychak                      150,000
                  Dr. Ian B. Woods                    200,000

In addition to the foregoing:

On January 2, 1998, 200,000 shares of Common Stock of the Company were issued to Aspenwood Holdings Ltd., a company controlled by E. Greg McCartney, as settlement of outstanding debts and accounts payable of $23,160.

On January 2, 1998, 215,000 shares of Common Stock of the Company were issued to Supercart Pacific Wholesale (Canada) Inc., a company controlled by Lawrence J. Pasemko, as settlement of outstanding debts and accounts payable of $22,497.

On January 2, 1998, 100,000 shares of Common Stock of the Company were issued to Dr. Ian B. Woods, an officer and director of the Company, as settlement of outstanding debts and accounts payable of $8,635.

On January 2, 1998, 60,000 shares of Common Stock of the Company were issued to Albert Klychak, an officer and director of the Company, as settlement of outstanding debts and accounts payable of $6,948.

All of such stock issuances were related party transactions. No independent opinion as to the fairness of the issuances was obtained.

In addition all of the above persons rendered services in connection with the formation of the Company for which they received no cash compensation or other payment.


Item 8.  Description of Securities
----------------------------------

The Company is authorized to issue One Hundred Million (100,000,000) shares of its Common Stock, $.0001 par value, of which 8,118,997 shares are outstanding as of August 4, 1999. The Company is also authorized to issue One Hundred Million (100,000,000) shares of its Preferred Stock, $.0001 par value, of which 1,285,838 shares are outstanding as of August 4, 1999.

Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the holders thereof at meetings of the stockholders. The holders of the Company's Common Stock have equal ratable rights to dividends from funds legally available, therefore, when, and if declared by the Board of Directors of the Company, and are entitled to a pro rata share, subject to preferences given to Preferred Stock holders, of all the assets of the Company available for distribution to holders of the Common Stock, upon liquidation, dissolution or winding up of the affairs of the Company. The holders of Common Stock do not have preemptive, subscription or conversion rights, redemption or any redemption or sinking fund provisions.
All shares of Common Stock outstanding are fully paid and non-assessable.

Each holder of the Series A Convertible Preferred Stock, par value $0.0001, (the AClass A Stock@) is entitled to receive, out of any funds legally available, noncumulative dividends at a rate of six percent (6%) per annum prior and in preference to any payment of any dividend on the Common Stock in each calendar year, and to participate pro rata with the Common Stock in any additional dividends. Dividends are paid when, as and if declared by the board. The dividend rights and preferences of the Class A Stock are senior to those of the Common Stock. The Company has never paid any dividends, and there is no likelihood that it will do so in the foreseeable future.

All of the Class A Stock is restricted as to retransfer. There is no liquid market for the securities. None is expected to develop. In certain events relating to liquidation, dissolution, consolidation or winding up of the Company holders of the Class A Stock are entitled to receive an amount equal to the original purchase price per share for the Class A Stock plus an amount equal to all declared but unpaid dividends thereon (the APreference Amount@). After the full liquidation preference on all outstanding shares of the Class A Stock has been paid, any remaining funds and assets of the Company legally available for distribution to shareholders are distributed pro rata among the holders of the Class A Stock and the Common Stock on an Aas-if-converted@ basis. If the Company has insufficient assets to permit payment of the Preference Amount in full to all the Class A Stock shareholders, then the holders of the Class A Stock will receive lesser payments in proportion to the Preference Amount each such holder would otherwise be entitled to receive, without any distribution to the holders of the Common Stock.

The Company has rights to redeem all of the outstanding Class A Stock at any time. The redemption price is 110% of the initial purchase price of the Class A Stock plus all declared but unpaid dividends. Redemption is highly unlikely under current circumstances.

The holders of the Class A Stock have the right to convert its Class A Stock into shares of Common Stock at any time commencing one year after purchase. The Conversion Rate is one share of Class A Stock for one share of Common Stock. All rights incident to a share of Class A Stock will terminate automatically upon any conversion of such share into Common Stock. The Conversion Rate of the Class A Stock into Common Stock is subject to adjustment from time-to-time.



                [The rest of this page intentionally left blank.]

                                  BIOLABS, INC.
                                   FORM 10 S-B
                             REGISTRATION STATEMENT

                                     PART II

Item 1. Market Price of and Dividends on the Registrants Common Equity.
-----------------------------------------------------------------------

Price Range of Common Stock
---------------------------

The Common Stock of the Company commenced trading on the OTC Bulletin Board on February 16, 1999, under the symbol ABILB@. The following table sets forth, for the fiscal periods indicated, the high and low trading prices of a share of Common Stock as reported by the OTC Bulletin Board for periods on and subsequent to February 16, 1999. Such quotations reflect inter-dealer prices, without dealer mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                       High           Low
                                       ----           ---
Fiscal Year 1999 to Date
1st Quarter                           $7.00          $3.50
2nd Quarter                           $4.625         $2.00
3rd Quarter                           $3.75          $2.875

As of August 4, 1999, there are approximately 1200 holders of record of shares of such Common Stock. There is no market for the Registrant's Class A Convertible Preferred Stock. As of August 4, 1999, there are approximately 19 holders of record of shares of the Class A Convertible Preferred Stock. None of Class A Convertible Preferred Stockholders have converted. None are eligible to convert prior to November, 1999.

The Company has not paid dividends on the Common Stock or the Class A Preferred Stock since inception and does not intend to pay and dividends to its stock holders in the foreseeable future. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements, financial position of the Company, general economic conditions, and other factors the Board of Directors deems relevant.

Item 2.  Legal Proceedings.
---------------------------

None.  Not Applicable.

Item 3.  Changes in and Disagreements with External Auditors.
-------------------------------------------------------------

None.  Not Applicable.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

In the past three years, the Company has made the following sales of unregistered securities, all of which sales were exempt from the registration requirements of the Securities Act of 1933, as amended (the AAct@), pursuant to
Section 3(b) hereof or as otherwise indicated herein.

In August, 1998, the Company sold 960,000 shares of Common Stock at $1.00 per share (an aggregate of $960,000) to 181 non-accredited investors. The Company believes that each issuance and sale of such securities was exempt from registration pursuant to Section 3 (b) of the Act and/or Rule 504 promulgated thereunder. The Company filed a Form D relating to such transaction on August 1, 1998.

From November of 1998 to August of 1999, the Company sold 1,285,838 shares of Convertible Preferred Stock to 19 persons. The Company believes that such offerings are exempt from registration pursuant to Regulation D and Sections 3(b) or 4(2) of the Act as well as relevant exemptions in accordance with the Canadian Securities Laws and provincial authorities, including Section 74(2)(4) of the Securities Act (British Columbia) and 107(1)(d) of the Securities Act (Alberta).

All proceeds of the Company's private placement offerings, minus sales commissions not exceeding (10%) percent of the amount thereof, have been applied by the Company solely to capital contributions to the JV, other required capital commitments to Biotherapies and payment of general operating expenses. Except to the extent disclosed herein Item 6, AExecutive Compensation@, none of the proceeds were paid, directly or indirectly, to directors, officers, general partners of the Company, 10% shareholders or any of their affiliates (other than payments made to Biotherapies, which is an affiliate of Dr. Paul Ervin, a director of the Company).

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

New York Law enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by the Board of Directors, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, or where an improper personal benefit is obtained. New York law permits a corporation to indemnify directors and officers with respect to any matter in which a director or officer acted in good faith and in a manner reasonably believed to be not opposed to the best interests of the corporation, and, with respect to any criminal action, had reasonable cause to believe the conduct was lawful.

The Company's Certificate of Incorporation includes the following language:

     The personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity is hereby eliminated except that such personal liability shall not be eliminated if a judgement or other final adjudication adverse to such director established that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law.

The Company's By-Laws include the following language:

Each director and officer of the corporation shall be indemnified by the corporation to the fullest extent permitted by law against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matter as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                              Financial Statements
                              --------------------

The Financial Statements and Notes thereto can be found beginning on page FS-1 "Index to Financial Statements" following the signature page hereof.





                [The rest of this page intentionally left blank.]

                                  BIOLABS, INC.
                                   FORM 10 S-B
                             REGISTRATION STATEMENT

                                    PART III

Exhibits.

3.1      Restated Certificate of Incorporation of BioLabs, Inc. 2/9/99

5.1      Opinion regarding legality of Shares.

10.1 Abstract of Limited Liability Company Operating Agreement of BioMedical Diagnostics, LLC (Joint Venture
         Agreement)

21.1     Subsidiaries of Registrant: None.

27.1     Financial Data Schedule

Undertakings

         Upon the effectiveness of this Form 10-SB, the Registrant undertakes to file all quarterly, annual and periodic reports required to be filed by the Company.

                                 SIGNATURE PAGE

           In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

            BIOLABS INC.

BY          /s/E. Greg McCartney
            -----------------
            E. Greg McCartney,   Chief Ex.Officer/President
--------------------------------------------------------------------------------
                    Name                    Title
DATE  August 6, 1999


BY          /s/E. Greg McCartney
            E. Greg McCartney,   President, Chief Executive Officer and Chairman
--------------------------------------------------------------------------------
DATE  August 6, 1999


BY          /s/Lawrence J. Pasemko
            ----------------------
            Lawrence J. Pasemko, Chief Financial Officer, Secretary and Director DATE August 6, 1999
--------------------------------------------------------------------------------

BY          /s/Albert Klychak
            -----------------
            Albert Klychak, Vice President and Director
DATE August 6, 1999
--------------------------------------------------------------------------------

BY          /s/Dr. Ian B. Woods
            -------------------
            Dr. Ian B. Woods, Vice President and Director
DATE August 6, 1999
--------------------------------------------------------------------------------

BY          /s/Paul R. Ervin, Jr.
            ---------------------
            Dr. Paul R. Ervin, Jr., Director
DATE August 9, 1999
--------------------------------------------------------------------------------

BY         /s/Carol Patterson-Neves
           ------------------------
           Carol Patterson Neves, Director
DATE August 7, 1999
--------------------------------------------------------------------------------

                                  BIOLABS INC.
                          (formerly Flexx Realm Inc.)
                            (a New York Corporation)
                         (a development stage company)

                     FINANCIAL STATEMENTS DECEMBER 31,1998







--------------------------------------------------------------------------------


1      Auditors' Report
2      Statement of Operations and Deficit
3      Balance Sheet
4      Statement of Stockholders' Equity
5      Statement of Cash Flows
6      Notes to the Financial Statements



                                      FS-1
--------------------------------------------------------------------------------

                     [LETTERHEAD Lemieux Deck Millard Bond]

Lemieux Deck
Millard Bond
Chartered
Accountants

AUDITORS'REPORT
6345-197 Street
Langley BC
Canada V2Y I K8

To the Shareholders and Directors of

BIOLABS INC. (formerly Flexx Realm Inc.)
Telephone: 604-534-3004
Email: Idmb@netcom.ca
Facsimile: 604-534-3449

We have audited the accompanying balance sheet of Biolabs, Inc. (a New York corporation) as at December 31, 1998 and the related statements of operations and deficit and changes in cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and the changes in its cash flows for the year then ended in accordance with generally accepted accounting principles.

The prior year financial statements were audited by other auditors who expressed their opinion without reservation in their report dated March 19, 1998.


/s/Lemieux Deck Millard Bond
----------------------------
Lemieux Deck Millard Bond


Chartered Accountants;

Langley, Canada January 22, 1999
MR, Members of institute of Charlored Accountants of British
Columbia

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

STATEMENT OF OPERATIONS AND DEFICIT

                                                                                         Total from
                                                                                          inception
                                                                                     (September 19,
                                                                                           1994) to
                                                                                        December 31,
FOR THE YEARS ENDED DECEMBER 31, 1998       1998            1997            1996             1998
                                         -----------     -----------     -----------     -----------
REVENUE ..................               $      --       $      --       $      --       $      --
                                         -----------     -----------     -----------     -----------

EXPENSES

Amortization .............                     1,763           1,763           1,763           7,052
Automobile ...............                    16,650          11,650           8,698          36,998
Interest and bank charges                      3,136           8,088             123          11,347
Legal and accounting .....                   109,180          20,004          25,948         155,132
Listing and share
  transfer fees ..........                    37,802            --              --            37,802
Management and consulting
fees .....................                   737,832         112,176         123,315       1,117,616
Office and miscellaneous .                    15,463             772           1,875          19,246
Rent .....................                     3,196            --              --             3,196
Telephone ................                     6,118           1,648           1,087           8,853
Travel and promotion .....                   149,671          35,017          21,594         206,282
                                         -----------     -----------     -----------     -----------
                                           1,080,811         191,118         184,403       1,603,524
                                         -----------     -----------     -----------     -----------



LOSS BEFORE OTHER INCOME .                (1,080,811)       (191,118)       (184,403)     (1,603,524)
Interest and miscellaneous
income ...................                     2,853            --              --             2,853

NET LOSS .................                (1,077,958)       (191,118)     (1,600,671)
DEFICIT, BEGINNING .......                  (522,713)       (331,595)       (147,192)           --

DEFICIT, ENDING ..........               $(1,600,671)    $  (522,713)    $  (331,595)    $(1,600,671)

LOSS PER COMMON SHARE ....               $     (0.17)    $     (0.09)    $     (1.04)

The accompanying notes are an integral part of these financial statements.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

BALANCE SHEETS
DECEMBER 31,                                1998            1997            1996
                                        -----------     -----------     -----------
ASSETS
Current assets
Cash ...............................    $    82,153     $       402            --
Accounts receivable ................           --               288            --
Prepaid expenses ...................         10,000            --              --
                                        -----------     -----------     -----------
                                             92,153             690            --
                                        -----------     -----------     -----------
Long-term investment in:
Biomedical Diagnostics
 LLC (Note 2) ......................        500,000            --              --
Biotherapies Incorporated
  - shares .........................        420,000            --              --
Office equipment (Note 3) ..........          8,861            --              --
Organizational expense .............          1,765           3,528           5,291
                                        -----------     -----------     -----------
                                        $ 1,022,779     $     4,218     $     5,291
                                        -----------     -----------     -----------
LIABILITIES
Current Liabilities

Accounts payable and
 accrued liabilities ...............    $   984,269     $   276,598     $   328,069
Preferred stock
 subscriptions (Note 7) ............        414,000            --              --
Promissory notes payable
 - related parties (Note 4) 40,132 .        121,516            --
Commitments (Note 8)
                                        -----------     -----------     -----------
                                          1,438,401         398,114         328,069
                                        -----------     -----------     -----------

STOCKHOLDERS' EQUITY (Note 5)
Preferred stock, $.0001 par value
Authorized  100,000,000 shares, none
  issued
Common stock, $.0001 par value,
Authorized 100,000,000 shares;
Issued:
1998-7,186,536; 1997-3,176,536;
1996-176,536 .......................            719             318              18
Additional paid-in capital .........      1,184,330         128,499           8,799
Accumulated deficit ................     (1,600,671)       (522,713)       (331,595)
                                        -----------     -----------     -----------
                                           (415,622)       (393,896)       (322,778)
                                        -----------     -----------     -----------
                                        $ 1,022,779     $     4,218           5,291
                                        -----------     -----------     -----------

The accompanying notes are an integral part of these financial statements.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

STATEMENT OF STOCKHOLDERS9 EQUITY DECEMBER 31,1998

                                       Common Stock            Additional                         Total
                                   Number                        paid-in       Accumulated    stockholders'
                                 of Shares         Amount        capital         Deficit          equity
                                 ---------         ------        -------         -------          ------

Issue of common stock on
organisation of the company      8,816,992     $     8,817     $      --      $      --       $     8,817
Net loss ..................           --              --              --         (147,192)       (147,192)
                                 ---------     -----------     ---------      -----------     -----------
Balance, December 31, 1995       8,816,992           8,817            --         (147,192)       (138,375)
Consolidation of shares
in November on a 50
for I basis ...............     (8,640,456)         (8,799)          8,799           --              --
Net loss ..................           --              --              --         (184,403)       (184,403)
                                 ---------     -----------     ---------      -----------     -----------
Balance, December 31, 1996         176,536              18           8,799       (331,595)       (322,778)
Issue of common stock for
settlement of debt ........      3,000,000             300         119,700           --           120,000
Net loss ..................           --              --              --         (191,118)       (191,118)
                                 ---------     -----------     ---------      -----------     -----------
Balance, December 31, 1997       3,176,536             318        128,499(        522,713)       (393,896)
Issue of common stock for
settlement of debt ........      3,000,000             300         347,095           --           347,395
Issue of common stock for
cash ......................      1,010,000             101         708,736           --           708,837

Net loss ..................           --              --              --       (1,077,958)     (1,077,958)
                                 ---------     -----------     -----------    -----------     -----------
Balance,
December 31, 1998 .........      7,186,536             719     $ 1,184,330    $(1,600,671)    $  (415,622)
                                 =========     ===========     ===========    ===========     ===========

The accompanying notes are an integral part of these financial statements.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

STATEMENT OF CASH FLOWS
                                                                                          Total from
                                                                                           inception,
                                                                                       (September 19,
                                                                                             1994) to
                                                                                          December 31,
FOR THE YEARS ENDED DECEMBER 31,              1998            1997             1996           1998
                                          -----------     -----------     -----------     -----------
Cash flows from operating activities:
Net Loss ..............................   $(1,077,958)    $  (191,118)    $  (184,403)    $(1,600,671)
                                          -----------     -----------     -----------     -----------

Adjustment to reconcile net
loss to cash used in operating
activities:
 Amortization .........................         1,763           1,763           1,763           7,052
Changes in operating
assets and liabilities:
  Accounts receivable .................           288            (288)           --              --
  Prepaid expenses ....................       (10,000)           --              --           (10,000)
  Promissory notes payable ............       266,011         121,516            --           387,527
Accounts payable ......................       707,671          68,529         182,640       1,104,269
                                          -----------     -----------     -----------     -----------
                                             (112,225)            402            --          (111,823)
                                          -----------     -----------     -----------     -----------
Cash flows from investing activities
Capital expenditures on equipment .....        (8,861)           --              --            (8,861)
Purchase of shares of
 Biotherapies Inc. ....................      (420,000)           --              --          (420,000)
Investment in Biomedical
Diagnostics LLC .......................      (500,000)           --              --          (500,000)
                                          -----------     -----------     -----------     -----------
                                             (928,861)           --              --          (928,861)

Cash flows from financing activities
Common stock issued for cash ..........       708,837            --              --           708,837
Preferred stock subscriptions
 received .............................       414,000            --              --           414,000
                                          -----------     -----------     -----------     -----------
                                            1,122,837            --              --         1,122,837
                                          -----------     -----------     -----------     -----------

Net increase in cash ..................        81,751             402            --            82,153
Cash, beginning .......................           402            --              --              --
                                          -----------     -----------     -----------     -----------
Cash, ending ..........................        82,153             402            --            82,153
                                          -----------     -----------     -----------     -----------
Non-cash flnancing and
investing activities
Common stock issued to
settle debt ...........................   $   347,395     $   120,000     $      --       $   467,395
                                          ===========     ===========     =======         ===========

The accompanying notes are an integral part of these financial statements

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31,1998

1.     Summary of significant accounting policies

Nature of operations

Biolabs Inc., through its 50% interest in Biomedical Diagnostics LLC., is involved in the development of a mammastatin diagnostic assay to be used in breast cancer detection.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realise its assets and discharge its liabilities in the normal course of business. Realisation values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financial arrangements and the continuing support of its creditors.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts -of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

Cash equivalents include holdings of highly liquid investments with maturities of three months or less when purchased.

Long-term investments

The Company accounts for its investment in Biomedical Diagnostics LLC by the equity method, whereby the investment is initially recorded at cost and adjusted thereafter to include the Company's pro-rata share of Biomedical Diagnostics LLC earnings and losses. Long-term investments in companies in which the Company holds less than a 20% interest are recorded at cost. When there is other than a temporary decline in value, these investments are written down to provide for the loss.

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31,1998

1.     Summary of significant accounting policies (continued)

Equipment

Equipment is recorded at cost less depreciation. Depreciation is primarily accounted for on the straight-line method based on estimated useful lives.

Organizational costs

Costs associated with the organization of the Company are capitalized and amortized on a straight- line basis over a period of five years commencing January 1, 1995.

Stock options

The exercise price of stock options granted was greater than the market price at the grant date. No expense related to the stock options has been recorded.

Earnings per common share Statement of Financial Accounting Standards No. 128, "Earnings per Share", which became effective in 1997, requires presentation of two calculations of earnings per common share. "Basic" earnings per common share equals net income divided by weighted average number of common shares outstanding during the period. "Diluted" ean* uings per common share equal net income divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents are shares assumed to be issued if outstanding stock options were exercised.

2.      Investment in Biomedical Diagnostics, LLC

The  Company  has  entered  into a joint  venture  agreement  with  Biotherapies
Incorporated for development of a marnmastatin diagnostic assay. The joint venture is named Biomedical Diagnostics, LLC and the Company and Biotherapies Incorporated each have a 50% interest.

Under the terms of the Biomedical Diagnostics, LLC operating agreement, the Company is required to make capital contributions of $1,500,000 to Biomedical Diagnostics, LLC. The first contribution of $500,000 is due within 90 days of the effective date. The remaining $1,000,000 contribution is due on or before March 31, 1999.

The Company is also required, under the operating agreement, to make the following additional payments to Biotherapies Incorporated:

                 -      500,000  within 60 days of execution  (paid)
                 -   $  500,000  on or before March 31, 1999
                 -   $2,500,000  within 14 days after the later of:
                     - the date the shares of the Company are first quoted on the OTC Bulletin Board or the NASDAQ Market; and

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31,19913

2.      Investment in Biomedical Diagnostics, LLC (continued)

         - the date Biomedical Diagnostics, LLC obtains regulatory approvals as required for the manufacturing and marketing of some form of the mammastatin diagnostic assay in the United States ("the Milestone").

Within 14 days of Biomedical Diagnostics, LLC achieving the Milestone, the Company will issue to Biotherapies Incorporated voting shares of the common stock of the Company constituting 5% of the total outstanding shares of all types on a ftilly diluted basis, taking into account allocations, convertible debt and issued shares.

As at December 31, 1998, Biomedical Diagnostics, LLC had not commenced operations.

3.      Equipment

                                                    1998        1997         1996
                                                   ------       -----       ----
Office equipment ...........................       $8,861       $--         $-
Less: accumulated depreciation .............         --          --         --
                                                   ------       -----       ----
                                                   $8,861       $--         $-
                                                   ------       -----       ----

4.      Promissory notes payable @ related parties

Promissory notes payable to companies controlled by Officers and Directors of the Company, repayable 30 days after demand, interest at prime plus 4%, convertible into shares of the Company at $.25 per share after the s'hares are listed for trading, secured by a security interest in and to all assets and book accounts, equipment, furniture, cash as well as accounts receivable and inventory owned by the Company



                                             1998         1997         1996
                                          --------       --------    --------
                                          $ 40,132       $121,516    $     --

BIOLABS INC.
(formerly Flexx Realm Inc.)
(a New York Corporation)
(a development stage company)

NOTES TO THE FINANCIAL,L STATEMENTS DECEMBER 31, 1998

5.     Stockholders' equity

Pursuant to a Directors resolution dated November 14, 1996, the authorized and issued common stock of the corporation was consolidated on a 50 to 1 basis. Pursuant to the resolution, the authorized capital of the Company was then increased to 19,000,000 shares with a par value of $0.0001 per share of which 176,340 shares are issued.

In July 1998, the Company amended the Articles of Incorporation as follows:

    -  The name of the Company was changed to Biolabs Inc.
    - The authorized share capital of the Company was increased to 200,000,000 shares, comprised of:
    - 100,000,000 common shares with a par value of $0.0001 per common share
    - 100,000,000 preferred shares with a par value of $0.0001 per preferred share, leaving to the sole discretion of the directors the determination of the rights and preferences of such shares.

6.     Stock option plan

During 1998, the Company established a stock option plan to allow key employees, directors, advisors and representatives of the Company to acquire Company common stock. Under the terms of the plan the Company has made available 650,000 common shares to the plan. Stock options outstanding under this plan are summarized as follows:

     Option price                               Shares
      per share                              outstanding

$         1.00                                 360,000

During the year the Company granted 360,000 stock options. These options expire September 8, 2003. No options were exercised during the year.

NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31,1998

7.     Preferred stock subscriptions

Under the terms of a private placement offering memorandum the company has received $414,000 in subscription payments for 138,000 Series A preferTed shares. The Series A preferred shares carry a 6% non-cumulative dividend rate in preference to any dividend on common stock, have a liquidation preference ahead of common stock and are convertible into common stock on a one- for-one basis within one year of the date of the subscription agreement.

Subsequent to the year end the Company received additional preferred share subscriptions for 145,500 Series A preferred shares.

BIOLABS INC.
(formerly Flexx Realm Iric.)
(a New York Corporation)
(a development stage company)

8.     Commitments

Lease commitments

The Company leases office premises for use in its operations. Rent expense was $3,196 in 1998. This table shows future minimum rental

Commitments under the lease at December 31, 1998.

                              1999            2000           2001
Lease commitment             37,065          37,194        35,400

Funding commitments

Under the terms of the Biomedical Diagnostics, LLC operating agreement the Company has agreed to fimd Biotherapies Incorporated and Biomedical Diagnostics, LLC as set out in Note 4 Investment in Biomedical Diagnostics, LLC.

Management services

During the year the Company entered into a management services agreement with Tynehead Capital Corp. Tynehead Capital Corp. is controlled by certain directors of the Company. Under the terms of the agreement the Company has future commitments as set out in the table below.

                         1999        2000        2001       2002      2003

Management services    $274,000    $274,000    $274,000   $274,000   $205,000

BIOLABS INC.
(formerly Flexx Realm Iric.)
(a New York Corporation)
(a development stage company)

NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31,1998

9.     Income taxes

The company has accumulated losses for tax purposes which may be carried forward and used to reduce taxable income otherwise calculated. The benefit of these available carry forwards has not been recorded in the accounts.

10.    Related party transactions

                                                        1998         1997         1996
      (a)  Management and consulting
           fees paid to companies controlled
           by officers and directors of the Company.   137,055      103,691      123,315
      (b)  Interest on promissory notes payable
           to companies controlled by officers
           and directors of the Company.                 2,225        7,574           -
      (c)  Included in the balance sheet are the
           following amounts due to directors and
           officers and/or companies controlled by
           officers and directors of the Company.

               Accounts payable                       $ 30,756     $248,098     $322,209
               Promissory notes payable               $ 40,132     $121,516     $   -

       (d) In 1997 the Company issued 3,000,000 common shares to companies controlled by officers and directors of the Company to settle debt of $120,000. During 1998 the Company issued 3,000,000 common shares to companies controlled by officers and directors of the Company to settle debt of $347,395.


11.    Financial instruments

The fair value of the company's cash, accounts receivable, accounts payable and accrued liabilities, and promissory notes payable are estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments.

12.    Subsequent events

Subsequent to the year end the Company reached agreement with certain of its creditors to settle payables totalling $872,500 by issuing 872,500 common shares.

                         EXHIBITS TO BIOLABS, INC. 10-SB

                      RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                                  BIOLABS, INC.

                            UNDER SECTION 807 OF THE
                            BUSINESS CORPORATION LAW

















                                                          Filed February 9, 1999